Designated Filer:	Jonathan S. Leff
Issuer & Ticker Symbol:	InterMune, Inc. (ITMN)

Date of Event Requiring Statement: January 26, 2010

Exhibit 99.1

Explanation of Responses

(1) On January 26, 2010, InterMune, Inc. (the “Company”) closed an underwritten public offering of its Common Stock and in connection therewith WPEP (as defined below) purchased from the underwriters an aggregate of 2,127,660 shares of Common Stock at a per share price of $14.10. The 9,485,209 shares of Common Stock of the Company are directly held by Warburg, Pincus Equity Partners, L.P., a limited partnership organized under the laws of Delaware, and two affiliated partnerships organized under Netherlands law, Warburg, Pincus Netherlands Equity Partners I, C.V. and Warburg, Pincus Netherlands Equity Partners III, C.V. (collectively, “WPEP”). Warburg Pincus & Co., a general partnership organized under the laws of New York (“WP”), is the managing member of Warburg Pincus Partners, LLC, a limited liability company organized under the laws of New York (“WPP LLC”). WPP LLC is the general partner of WPEP. WPEP is managed by Warburg Pincus LLC, a limited liability company organized under the laws of New York (“WP LLC” and together with WP, WPP LLC and WPEP the “Warburg Pincus Entities”). Charles R. Kaye, a United States citizen (“Mr. Kaye”), and Joseph P. Landy, a United States citizen (“Mr. Landy”) are each a Managing General Partner of WP and a Co-President and Managing Member of WP LLC and may each be deemed to control the Warburg Pincus Entites. By reason of the provisions of Rule 16a-1 (“Rule 16a-1”), of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), WP, WP LLC, WPP LLC, Mr. Kaye and Mr. Landy may be deemed to be beneficial owners of an indeterminate portion of the Common Stock held by WPEP. Each of WP, WPP LLC, WP LLC, Mr. Kaye and Mr. Landy disclaim beneficial ownership of all such Common Stock, except to the extent of any indirect pecuniary interest therein.

(2) Jonathan S. Leff, a director of the Company, is a Partner of WP and a Managing Director and Member of WP LLC, and therefore, may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 under the Exchange Act) in an indeterminate portion of the shares of Common Stock held by WPEP. 9,485,209 shares of Common Stock indicated as owned by Mr. Leff are included because of his affiliation with the Warburg Pincus Entities. Mr. Leff disclaims beneficial ownership of the Common Stock held by the Warburg Pincus Entities.

(3) Jonathan S. Leff, a director of the Company, is a Partner of WP and a Managing Director and Member of WP LLC, and therefore, may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 under the Exchange Act) in an indeterminate portion of the Common Stock held by WPEP. Of the Common Stock indicated as owned by Mr. Leff, 9,485,209 shares are included because of his affiliation with the Warburg Pincus Entities and 40,000 shares of Common Stock are directly held by Mr. Leff. Mr. Leff disclaims beneficial ownership of the Common Stock held by the Warburg Pincus Entities.

(4) These shares of the Common Stock are being purchased pursuant to option grants made on January 31, 2000 and February 8, 2000 that otherwise would have expired on January 31, 2010 and February 8, 2010, respectively. The shares of Common Stock being purchased pursuant to the exercise of these options are subject to the terms of a lock-up agreement, dated January 20, 2010, pursuant to which the shares may not be offered, sold, contracted for sale, pledged, made subject to an option to purchase, short sale or otherwise disposed of for 60 days from January 20, 2010, except in accordance with the terms of such lock-up agreement.